FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Birndorf,	Howard			Nanogen, Inc. (NGEN)				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X Officer (give title below)	Other (specify below)
	10398 Pacific Center Court						November 2002

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	San Diego,	CA	92121						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

	1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
				(Month/Day/Year)		(Month/Day/Year)
								Code	V		Amount	(A) or (D)	Price

(a)	Common Stock			11/01/02				J			339,857	D	$1.9500		941,252		D

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

	1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

										Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Incentive Stock Option			$4.5000													01/22/09

	Incentive Stock Option			$5.1100													01/25/12

	Incentive Stock Option			$45.8130													02/04/10

(b)	Non-Qualified Stock Option			$1.9010													07/26/12

	Non-Qualified Stock Option			$5.1100													01/25/12

	Non-Qualified Stock Option			$6.0000													07/17/11

	Non-Qualified Stock Option			$11.9380													01/26/11

	Non-Qualified Stock Option			$45.8130													02/04/10

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)	8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

Title	Amount or Number of Shares

Common Stock	25,000				25,000		D

Common Stock	22,694				22,694		D

Common Stock	8,240				8,240		D

Common Stock	400,000				400,000		D

Common Stock	127,306				127,306		D

Common Stock	70,000				70,000		D

Common Stock	80,000				80,000		D

Common Stock	191,760				191,760		D

Explanation of Responses:

(a)
Sold stock back to the Company at fair market value to repay a loan. Such stock had been previously pledged as security for the loan.

(b)
50% to vest on January 1, 2003 and the remainder to vest in equal monthly intallments until July 26, 2004.

/s/ Howard C. Birndorf	11/1/2002
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm
Last update: 09/05/2002